Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: March 5, 2021

MDC Partners Presentation Transcript from JP Morgan High Yield and Leveraged Finance Conference

March 3, 2021

Avi Steiner: Good afternoon, everyone. My name is Avi Steiner. I along with my colleague, Don Yang, cover the high-yield media sector here at J.P. Morgan. It's my pleasure to welcome MDC Partners back to our conference, albeit virtually this year.

Joining us from MDC is Mark Penn, chairman and chief executive officer. Mark is going to run through a presentation. Then, hopefully, we'll have time for Q&A. As a reminder for those that would like to ask questions, you may submit them right on the screen by clicking the blue Ask a Question button. We will endeavor to answer those if time permits.

With that, I'll turn it over to Mark.

Mark Penn: Thank you, Avi. This afternoon, I'm going to talk mostly about the proposed combination between MDC Partners and Stagwell Group. As I'm sure you know, about five years ago, I started the Stagwell Group as a digital-first marketing company. Two years ago, we invested one hundred million dollars into MDC Partners, and now have proposed a combination.

If you read, of course, carefully the disclosure slides and then move to slide six. I believe that the combination will unite the award-winning talent of MDC with the advanced technology platform of Stagwell. Together we can become the transformative marketing company that modern marketers need.

People say, well, what are some of the benefits of this transaction? There are benefits on a lot of levels. First, let me hit a few of the numbers of the benefits. You're going to have a combined company with targets of five-plus percent annual organic growth in an industry outside of the ups and downs of what's happened in the pandemic that really was showing limited to no growth.

That will be driven by 10 to 15 percent in the high-growth digital areas and 9 percent total annual growth, including a combination of new products and limited planned acquisitions.

The integrated services will drive $30 million of cost synergies with 90 percent achieved in the first 24 months. We will have a $4.4 billion scaled media and data operation, replaces, manages that level of media. Give us enhanced bargaining and other power in the marketplace. We're going to create new revenue streams.

As you know, I was chief strategy officer at Microsoft before coming over to found the Stagwell Group with Steve Ballmer as my core investor. We're going to create new revenue streams from digital technology products, many of which have been already developed over the last couple of years and are just coming to market.

We're going to improve the balance sheet, decrease net leverage ratio from 4.4 to 3.5 after giving full effect to the run rate synergies, have over 200 million of pro forma cash generation in 2021, bringing ample liquidity reducing balance sheet liabilities and investing in growth. The leadership team of the combined leadership will be really experienced in the marketing and new marketing discipline.

Take a look on slide eight. In general, Stagwell is going to hold a separate earnings call that will be announced shortly. That will, upon completion of its PCAOB audits for the entire year of 2020, be able to update everyone with full 2020 financials and a discussion of its general progress.

Hopefully that will be announced in the next couple of days.

Then we'll be using figures that come out of through September 30th. Again, if you basically take a look at the two companies, 2020 MDC actual and estimated, you see that together in 2021, there would be an over $2 billion GAAP revenue company with adjusted EBITDA in the over $350 million range. You see that the combination then considerably scales up both the capabilities and size of MDC in the marketplace.

Over at slide nine, of course, the plan is not to stick around or at that level, but to press the five percent plus organic growth, add the new digital streams, do M&A in ways that complete the international offerings so that we can compete for larger and larger contracts, become a more formidable competitor against the aging holding companies, and also continue to invest in state- of-the-art digital services with the goal of three billion dollars in revenue by 2025.

If you go to slide 10 in assessing the other players, the legacy-holding companies got too big, bought too much. That much of what they bought was too outdated. And so, they're in the process of figuring out how they shrink down or change or transform.

The consulting companies had the tech experience, but really didn't have the creative experience that's necessary to pull off a marketing campaign in as good a fashion. I believe that the combination with talent and technology of MDC and Stagwell then provide something that's right for the time.

It has the right balance here between experienced headliner talent that, for example, had seven spots in the Super Bowl, and the kind of digital and mobile-first data targeting and disciplines that are necessary to get the right ad to the right person at the right time.

In essence, on slide 11, this combination then creates what I call a perfect layer cake, a layer cake that I believe will be enjoyed by many modern marketers in the marketplace. It's based on four players that come together for a second to none creativity and communications. Again, these are award-winning agencies in terms of their creativity.

These are client lists that are second to none in terms of having a blue-chip consumer base and both in the creative X area and also in the communications area and public relations.

Then the second element of the layer cake is precision media and data capabilities accessible on a global scale that a modern marketer today is not enough to do a great ad. You have to understand the cycle that a customer goes through.

You have to find the customer the right element of that purchase of consideration cycle, and you have to get the right ad to them. That takes a massive data analysis and acquisition operation. These combined companies will have exactly that kind of state-of-the-art facility.

To do the right strategy takes rigorous consumer insights and strategy, and this will bring together the combination of both Harris insights and analytics, Harris poll -- historically one of the great polling operations -- which by the way had the single most accurate poll dead on in terms of what was happening in the presidential race.

Also the national research group which comes out of entertainment video games and streaming them together across 14 countries, have an incredibly sophisticated in consumer-insights operation that can feed into the data and creativity. Then you need results-driven technology and digital transformation.

You need to be able to create the consumer experiences online, the content management systems, the e-commerce systems that bring home the marketing and complete the transactions. We have incredibly sophisticated companies here between Code and Theory, YML, and Instrument to add scale, create virtually any such experience.

Code and Theory recently did the magic wall, for example, among numerous large-scale sites for banks, financial institutions, major consumer goods companies and others. Second, beyond the layer cake and I think you look at 12, we are going to take the engineers that we have and we have 100 engineers or so dedicated to making these products out of the 650 engineers in the in the system.

We're creating actual SaaS products that will have a growing revenue stream independent of the marketing services string. Some of the products that we have created and are going to market with include Koalifyed which is an influencer management system.

If you're running a new style influencer marketing campaign, you need a platform that manages the entire campaign, all of the influencers and all of the materials. We have developed this with P&G which is using the platform across some of its most important brands and is intellectual property that is owned by the group itself.

We've created in the process of finishing CUE, a major platform that will be utilized by the media acquisition and targeting operations that take all of our research data, first-party data, and third- party data, and use it to identify the right target.

Profit is something that was developed with MDC and Stagwell engineers which is actually a predictive AI-based engine that takes a news release then says how the news release will be received by the press and predicts which reporters would be the right reporters or bloggers or influencers to really carry the message or they might not like it.

We've developed so far across here nine SaaS products. There's significant revenue right now in ReputationDefender which has an online reputation management system and a recently created automated online reputation card that gives you a score so that you can determine whether you need the services of ReputationDefender.

We are actively building and managing, and we have a B2B sales force over in Stagwell in multi- view. Next in 13, I'll give you an example of the growing scale.

This is important not so much for the coverage of the individual networks, but because a lot of the growth can be accomplished here by gaining larger scale global contracts, that would have been unavailable for the MDC network because it is primarily limited to the United States and Europe.

As we expand the geographic footprint, as we have award-winning talent on the creative side, as we have state-of-the-art digital data processing and targeting, then the third element you need is adequate global coverage. The combination increases our coverage, gives us nearly 9,000 employees across 23 countries.

Even that's not totally enough. We've launched recently a global affiliate program in those markets where we're weak. Those affiliates will serve to work with us on these larger global contracts and also feed us local business that we might not have known about or have an opportunity to, and also serve as a farm team for potential acquisitions in the future.

Over on slide 14, again, I would take a look at the quality of the client base here. If you look at it, Google, Facebook, Amazon, Microsoft, Uber, all significant clients out of technology space.

Again, financial space, Allstate American Express, healthcare. Again, we've had a growing interest in both our healthcare companies and also on the technology of interfacing with consumers as they get things like COVID tests.

We're pretty well distributed across the sectors. We have almost no bad debt across the companies indicating the blue-chip nature of the client even during the pandemic.

On slide 15, we've been growing examples of how the companies working together can get contracts that neither of them can get alone. We say 100 percent of nothing is nothing, much better to get 50 percent, much better for Doner and Code, who have partnered together to unseat WPP for many of the most important J&J consumer brands.

They continue to grow inside J&J. It was much better for MDC Media Partners and SKDKnickerbocker to partner to place the $465 million Presidential Bloomberg buy. Right now, they're growing teams across many contracts.

We believe that there's a considerable top-line benefit which is not factored in any of the models or representations to being able to unify the companies and pitch in this way.

Next in terms of 16. We have documented however, $30 million of annual cost synergies that we will be implementing. You need to implement on closing. We expect 90 percent to be achieved within the first two years. A lot of this has to do with eliminating duplicative operations and streamlining back offices.

Next on 17, many of the largest figures in this industry had no experience in the industry. I've had 40 years of front-line experience from being a founder all the way through managing large assets at WPP to being a client managing two billion dollar marketing on behalf of Microsoft.

I've sat in all of the chairs and have assembled I think an incredible team here of people who've had experience, whether it's front line like Jay Leveton in the companies with me or in finance like Frank Lanuto and Ryan Greene. It's an incredible team ready to take on the challenge.

To spend another couple of minutes on some of the some of the points. You can look for in terms of combined finances. Actually on 19, take for a little bit at MDC we have improved Covenant EBITDA was $170 million in 2018, $180 million in '19, at $190 million in 2020 despite the pandemic.

Also at MDC, they've been declining M&A obligations. There's still $151 million. We expected that to go down further, but precisely a couple of the companies that are on these earn outs are in the tech area that showed the strongest growth. The good news is that they are growing, but it did keep the DAC at $151.

Of course, we have, since I came on board here, been dropping the leverage ratio down to 4.4x. If I take a look over at Stagwell, Stagwell has shown a meteoric growth out of a combination of organic growth. You can see that it started at zero in 2015 and '16 is up to $890 million of GAAP revenue.

Again, there was Stagwell will be holding a call and they'll provide more extensive detail on the growth and the growth metrics that have been a combination of organic and inorganic growth that I think give it a industry-leading profile.

On page 21, this really shows how the transaction reduces leverage down to an estimated pro- forma 3.5x. Again, given the better profile, the favorable comments from the rating agencies in anticipation of the combination and the lower interest rates, we're exploring alternatives now to simultaneously with the closing, also refinance our capital structure at what could save up to $20 million a year.

On 22, I just point out the favorable comments from Moody's ratings that the combined companies leverage enhanced scale and increased exposure and digital services were drivers of the rating upgrade. S&P, they believe that Stagwell specialty in digital services and polling research will complement MDC's portfolio of creative advertising agencies.

Moreover, we expect the combined company will benefit from Stagwell's history of positive revenue growth, good EBITDA margins, and favorable cash generations. Finally, it's been a bit of a ride thankfully up since the time that Stagwell made the investment and the stock price was hovering around two dollars.

Then declined to low levels as the pandemic broke out and there was considerable fear around that and recovered to where it is today.

Obviously, the Senior Notes when Stagwell made the investment was trading around 80 and they showed that with the exception of the pandemic, when actually I authorized us to acquire $30 million of funds for $22 million, has also shown a movement in the right direction.

Now, obviously, I would not have held back the $100 million investment and the combination unless I thought that this was going to be a win-win for shareholders over the long term here.

Avi, with that as an introduction and a review of the combination, I'm happy to turn it back to you for questions.

Avi: Thank you, Mark. Let me start off by saying, you know your audience. There was a lot of debt focus slides in there, and it was appreciated, at least by me. That's number one. Number two, I want to remind the audience that they can ask questions by clicking the blue Ask a Question button. We will endeavor to answer those as we get them.

Let me start here if I can, hopefully the last historical or backward-type looking question. On slide 14, you had different verticals. Talked about some of your clients. In thinking more broadly, is there a way to frame the categories or add revenue type to add categories that were most hurt by the pandemic and may see the most bounce-back whether that's travel or anything else?

Mark: The pandemic itself put companies in one of three buckets. One bucket was a group of companies that got more business than they expected. Some of the digital ready fast food companies, like Domino's, did better than expected, obviously Purell, and then obviously products like milk and orange juice also did somewhat better because they were seen as helpful during the pandemic.

The second bucket, and most of our clients were in the second bucket, went with the economy. There was an immediate almost halt to all marketing in March and April. It was pretty much across the board.

Nobody really knew where the economy was going and what would happen. Those companies gradually became more confident about things as the marketplace began to recover and continues to recover.

Then the third bucket were companies that had an almost complete zeroing out of their ability to run their business during the pandemic. That would be cruise ships, airlines, movie theaters, major sporting events. Those are obviously the last pieces to come back here.

If you look at that, and we also had the phenomenon that some of the tech companies simply we're doing so well that they didn't have to do much marketing. They cut back unexpectedly as opposed to some of the companies that had no choice like the airlines.

We're beginning to see the tech companies and health care companies were actually even stronger during the pandemic. We're beginning to see that business come back. Look, the problem with MDC is that, because they're very project-based, they're very susceptible to the economic changes and very sensitive to it.

The good news is that also I had put in a new management structure. We were able to cut $168 million out pretty quickly so that we were able to respond to it. Nevertheless, in terms of rebuilding revenue, it's a two-year process to come back and re-win project after project.

In the third bucket, we still don't have any experiential, so no in-person events and the travel. I really think that'll come back either in the summer or in the third or fourth quarter. We're going to know about a month from now, I call April 1st marketing Groundhog Day, for what the rest of the year is going to look like.

So far, it's been trending in the right direction. The cases keep dropping, and Texas reopened. People are getting a little more confident. I'm hopeful of a July 1st opening and return to travel. Like I said, I don't think we're going to know for another month whether that's the case. Is that, Avi, an answer to your question?

Avi: Perfect. On the seven to nine percent revenue guidance you gave yesterday, want to double take into how solid your visibility is into that at this point. I mean you've talked about different dates for reopening, further drilling down.

Mark: As we reorganize the business, we got a better handle on things that were going on. We were pretty much right in the beginning able to say that there would be 10 to 15 revenue decline.

We were able on a quarter later to say, "Hey, we see that we're able to cut expenses even faster so that we have a possibility of keeping EBITDA the same or above," which we wound up with.

We had good visibility through the cast of the pandemic. Now our visibility here is from a really detailed budgeting process, company by company, and combined units by combined units as well as being careful about not giving too much blue sky.

We feel, particularly as we've already completed January, we feel that this is really our best estimate of where it will come out based on what we see the marketplace and no reason to come off that, which says to me that there's going to be a substantial bounce back.

It won't take us back to where we were. It will give us a good bounce back in this level. We prepared for it. We budgeted for it. We're planning for it.

Avi: Great. On some of the new products, you highlighted Koalifyed, Reputation Defender, PRofit. What is client receptivity around that and is there, I don't know, an addressable market or some way you can size that for us?

Mark: Yeah, the answers to that questions will come in the coming months. We haven't really factored in any real revenue growth into those. PRofit is going into the marketplace and beginning on the verge of picking up its first subscribers.

Actually, The Harris Poll has been in market for about six months and quickly went to a $3.5 million run rate after only a couple months. I'd say that we're getting a really excellent reception to that.

Koalifyed has been originally tested, and then really is operational now within P&G. We have good feedback, but we're at the beginning stages of taking that to outside clients. It's premature to estimate. I have a goal over the next four or five years. More of that will crystallize over the next six months.

Once we get the combination together and it allows us to really focus on that as a separate combined division, that will give us greater insight into that. I am predicting about $75 million of revenue per year to be the run rate by the time we get to 2025.

Avi: That is helpful. Thank you. If I can move on to the DAC deferred acquisition consideration, stepped up at the end of the year. You told us on the call that was somewhat related to strong digital performance.

How do we think about the $151 million that you highlighted at the end of this year in terms of the cash outflow related to that? I don't know how far out you can go but certainly maybe to 2021. Relatedly, is DAC a part of the future for MDC as you think of M&A?

Mark: First, we paid around $50 to $60 million of DAC this year. I expect that we'll be somewhere around the $50 million mark next year. As I said, [laughs] the increase was attributable to the pandemic, related better performance of some of the digital companies. It simply had more demand as more companies scrambled for digital transformation.

The remaining earn-outs are concentrated in the digital companies because they were bought last. I'm not a big fan of earn-outs. I'm more of a fan of earn-ins and converting a lot of the compensation, a lot of those computation rewards for growth over to stock based comp that can be layered out over years and really bring people not just with the goal of growth, but also bring people closer to a unified organization.

There will be some DAC. I won't take that off the table. Also, as we look through Stagwell, Stagwell has pretty minimal DAC. It shows you that my philosophy has been to use other approaches to avoid, what I call, recycling cash as opposed to really having businesses that generate it.

Avi: Love that. Maybe we'll one day turn it into DEI or whatever we want to call it. That's very helpful. On the acquisition front, you said it would be limited. Is it building up in certain disciplines? Is it a certain new product that may catch your eye? What do you think the focus will be?

Mark: The focus on M&A is twofold. Number one, looking to extend into some of those marketplaces where we don't have presence. That will be places like really the Mideast. We have to beef up some of our presence in Asia. We have very limited in Russia at this time. We're limited in Latin America.

Some of these markets are not that expensive to really maintain. We're very strong, as I said, in the US, Europe, and have really a lot of significant operations in Asia. First, moving to complete the global network in a way where we won't try to duplicate what the larger holding company has done which is to have basically an outpost on every street corner.

Instead, we'll look to create four or five global hubs that basically can generate online content targeting and translation into virtually any language. Those hubs will become the basis of a modern global media and creative operation.

The second area is that you always have to be on the lookout for new creative services, whether it's a chatbot, company doing chatbots as we required recently at Stagwell, or an engineering group that has a particular capability in e-commerce.

The second area is looking for service gaps in digital transformation, e-commerce, and performance marketing. I don't think you can have too much performance marketing in this environment. Almost all brand marketing is now being ported over to something that we call creative performance marketing. We believe we're going to be the leader in that.

Avi: We're almost at the end here. I'm going to end up with this question from the audience. Can you discuss your approach to programmatic advertising? Do you own a demand-side platform or does it make sense to invest in one given the growth in that segment?

Mark, thank you for your... [audio cuts out]

Mark: That's an interesting question because when I invested, when Stagwell invested, there were programmatic offerings that were substantial in MDC. In fact, those proved to be highly competitive but difficult areas.

We do have experts. We do have a programmatic offering right now combined into this. The real profit engine here is really to be able to take a dollar from a client and appropriately distribute it across programmatic, across non-programmatic, across tent-pole events, and to really understand how you made that with the customer journey.

That's the complicated marketing task. Programmatic is part of what we do, but it is not going to be the heart of what we do.

Avi: Mark, thank you for the time. Great to see you. Hopefully next time in Miami in the sunshine, and be well. Thank you very much.

Mark: Thank you.

[music]